Exhibit 3.1.2

SECOND AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

US ALLIANCE CORPORATION

ARTICLE VIII of the ARTICLES OF INCORPORATION OF US ALLIANCE CORPORATION is hereby deleted in full and replaced with the following substitute ARTICLE VIII:

ARTICLE VIII - BOARD OF DIRECTORS

(a)     The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase “whole Board” and the phrase “total number of directors” shall each mean the total number of directors which the Corporation would have if there were no vacancies.

(b)     Voting for directors shall be by written ballot.

(c)     At all elections of directors of the Corporation and for the purposes of all other matters upon which stockholders are entitled to vote, each stockholder shall be entitled to as many votes as shall equal the number of shares of stock held by that stockholder. Cumulative voting shall not be permitted.

(d)     The names and mailing addresses of the persons who are to serve as the first Board of Directors until the first annual meeting of stockholders or until their successors are elected and qualify are:

Name	Address
Jack H. Brier	Ten Westboro Place Topeka, Kansas 66604